[Letterhead of Kilpatrick Townsend & Stockton LLP]

Suite 900 607 14th St., NW

Washington DC 20005-2018

t 202 508 5800 f 202 508 5858

February 9, 2011	direct dial 202 508 5884 direct fax 202 204 5611 CGattuso@kilpatricktownsend.com

VIA EDGAR AND HAND DELIVERY

Mr. Michael Clampitt

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Franklin Financial Corporation
Registration Statement on Form S-1
Filed December 10, 2010
File No. 333-171108

Dear Mr. Clampitt:

On behalf of Franklin Financial Corporation (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 initially filed by the Company on January 28, 2011.

The Amended Registration Statement is filed in response to the staff’s comment letter dated February 9, 2011. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the applicable document has been revised in response to the comments. The Amended Registration Statement also reflects revised disclosure to the prospectus in response to accounting and legal comments received from the Office of Thrift Supervision (the “OTS”) on the Application for Conversion on Form AC filed by Franklin Financial Corporation MHC (the “MHC”). A courtesy copy of the OTS response letter, which includes all OTS comments and the responses of the Company and the MHC, is also enclosed.

ATLANTA AUGUSTA CHARLOTTE DENVER DUBAI NEW YORK OAKLAND PALO ALTO RALEIGH SAN DIEGO

SAN FRANCISCO SEATTLE STOCKHOLM TAIPEI TOKYO WALNUT CREEK WASHINGTON, DC WINSTON-SALEM

Mr. Michael Clampitt

February 9, 2011

Amendment No. 1 to Registration Statement on Form S-1

Compensation Discussion and Analysis

Incentive Compensation, page 93

Comment No. 1

We note your disclosure that “[a]s a public company, the Bank hopes to pursue a written performance-based cash bonus program that will include Bank and individual performance goals at threshold, target and reach levels.” Please revise to clarify your current intention with respect to the adoption of this program and describe the material terms of such arrangement, to the extent that this information is available.

Response to Comment No. 1

At this time, neither the Company nor the Bank has made any decision on the type of performance-based cash bonus program that may be adopted following the conversion. The Company anticipates that any such compensation program, if adopted, would be in alignment with the types of compensation programs adopted by public companies and expects that in developing such a program it would utilize applicable peer group data. Given that there is no program at this time to describe, the disclosure has not been revised.

Exhibits

Comment No. 2

Please tell us your plans with respect to filing the final Agency Agreement, including all related exhibits.

Response to Comment No. 2

The final Agency Agreement, including exhibits, will be filed as an exhibit to a Form 8-K pursuant Item 601(b)(1) of Regulation S-K.

* * * * * *

The Company hereby acknowledges that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Clampitt

February 9, 2011

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at 202.508.5854.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

Enclosures

cc:	David Irving, U.S. Securities and Exchange Commission
Angela Connell, U.S. Securities and Exchange Commission
David Lin, U.S. Securities and Exchange Commission
Richard T. Wheeler, Jr., Franklin Financial Corporation
Donald F. Marker, Franklin Financial Corporation
Barrett Wheeler, Franklin Financial Corporation
Paul M. Aguggia, Esq.
Joseph J. Bradley, Esq.
Lindsay B. Tingley, Esq.